Exhibit 5.1

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this amendment no. 1 to the registration statement (File No. 333-199499) on form F-10 (the amended registration statement) of Teck Resources Limited (the company) of our auditor’s report dated February 26, 2014 relating to the consolidated balance sheets of the company as at December 31, 2013 and 2012 and January 1, 2012 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years ended December 31, 2013 and 2012, and the effectiveness of internal control over financial reporting of the company which appears in Teck Resources Limited’s Annual Report on Form 40-F for the year ended December 31, 2013. We also consent to the reference to us under the heading “Experts” in the amended registration statement.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

October 27, 2014